September 25, 2012

VIA FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds and Mr. Jay Williamson

	Re:	DaVita Inc.
Amended Registration Statement on Form S-4
Filed September 18, 2012
File No. 333-182572

Mr. Reynolds and Mr. Williamson:

On behalf of our client, DaVita Inc. (“DaVita” or the “Company”), we are hereby submitting changed pages to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-182572) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended.

This letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated September 24, 2012 (the “Comment Letter”), with respect to the Registration Statement.

For your convenience, set forth in italics below is your numbered comment, with the Company’s response immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

Form S-4

The Merger, page 80

1.

We note your disclosure on page 94 that DaVita believes that numerous material assumptions made in HCP’s September 2011 forecast “would differ” due to the passage of time. Please advise us of the meaning of this statement. In this respect, to the extent that DaVita believes certain material assumptions are no longer reasonable as of the date of the prospectus, your disclosure should be revised to address. In addition, please remove or substantially revise the statement that “none of DaVita or

HCP or any of their respective affiliates, advisors or representatives assumes any responsibility for the accuracy of the forecasts, or has made or makes any representation to any person that they considered, or now consider, the forecasts to be a reliable prediction of actual future events or results, and the forecasts should not be relied upon as such.” The company is responsible for the disclosure in the prospectus and investors should be able to rely upon such information.

The Company has revised the disclosure on page 94 to address the material assumptions included in the forecasts and to describe material assumptions not addressed or that would differ due to the passage of time.

As noted in the revised disclosure, the forecasts were based upon annualized July 2011 operating results, which were then adjusted to reflect various uncertainties, potential future revenue growth and potential decreases in margins due to anticipated downward pressure on Medicare Advantage reimbursement rates as described elsewhere in the prospectus, including under the heading “Risk Factors.” In addition, certain assumptions based upon historical results were utilized. As described in the revised disclosure, the forecasts did not attempt to address a variety of detailed assumptions, or other matters that have changed since the preparation of the forecasts in 2011 or otherwise changed with the passage of time, including any 2011 year-end adjustments for incurred but not reported claims which are analyzed and made during the first quarter of the subsequent year, contributions from any specific acquisitions completed by HCP in the second half of 2011, detailed market or line of business specific projections, any positive or negative impact to HCP from potential regulatory changes to the calculation of Medicare Advantage reimbursement rates or effects from possible legal or regulatory challenges to the Health Reform Acts, or the positive or negative effects of any new market entries by HCP.

The Company also has revised the sentence regarding the accuracy of the forecasts as requested by the Staff.

*    *    *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-887-1554.

Very truly yours,

/s/ David P. Slotkin
David P. Slotkin

Cc:	Kim M. Rivera
Spencer D. Klein
Robert E. Denham
Mark H. Kim

Ownership of DaVita After the Merger

Based on the number of outstanding HCP Common Units and the number of outstanding shares of DaVita Common Stock as of June 30, 2012, DaVita anticipates that HCP Members will own approximately 9.0% of the outstanding shares of DaVita Common Stock following the Merger.

HCP Financial Forecasts

As described above under “The Merger—Background of the Merger” beginning on page 80, during the course of negotiations between DaVita and HCP and DaVita’s due diligence, HCP provided DaVita with certain unaudited financial forecasts prepared by HCP’s management. A summary of HCP financial forecasts provided to DaVita in September 2011 is provided below. The September 2011 forecasts represent the last full financial forecasts provided by HCP to DaVita prior to execution of the letter of intent and Merger Agreement. However, as described in footnote 3 to the table below, prior to execution of the letter of intent and Merger Agreement, in December 2011, management of HCP informed management of DaVita that 2011 Adjusted EBITDA was then expected to be higher than originally estimated in the September forecasts. In addition, prior to execution of the Merger Agreement, HCP provided DaVita with 2011 actual results, which are included in HCP financial statements included elsewhere in this prospectus.

HCP does not publicly disclose internal management forecasts of the type provided to DaVita, and such forecasts were not prepared with a view toward public disclosure. Rather these forecasts are being included in this prospectus because they were provided to DaVita in connection with its financial analyses of HCP. In addition, the forecasts were not prepared with a view toward compliance with the published guidelines of the SEC or in accordance with generally accepted accounting principles, or GAAP, international financial reporting standards, or IFRS, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information.

DaVita management and the DaVita Board recognized that these forecasts are only estimates of future operating results, rather than guarantees of future performance. None of DaVita or HCP or any of their respective affiliates, advisors or representatives has made or makes any representation to any person that they considered, or now consider, the forecasts to be, and s you should not consider the forecasts to be, a reliable prediction of actual future events or results. Actual results may differ materially from these forecasts. In addition, none of DaVita or HCP or any of their respective s affiliates, advisors or representatives has made or makes any representation regarding HCP’s ultimate performance compared to the information contained in the forecasts, and none of them intends to update or otherwise revise the forecasts to reflect circumstances existing after the date such forecasts were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. DaVita does not intend to make publicly available any update or other revision to the forecasts.

These forecasts were based on certain variables and assumptions that are inherently uncertain and may be beyond the control of DaVita, HCPsor the combined company following closing. DaVita gives no assurance that these forecasts and the underlying assumptions are reasonable or that, if HCP had prepared them either as of the date of the Merger Agreement or as of the date of this prospectus, similar assumptions would be used. At the time HCP prepared the forecasts, HCP was not soliciting a buyer nor was it preparing itself for a potential s sale. As a result, it did not develop detailed, analytically rigorous financial forecasts. Rather, these forecasts were high level estimates subject to significant uncertainty. HCP based the forecasts on annualized year-to-date July 2011 operating results less a 2.5% uncertainty discount to create a year-end forecast for 2011. Forecasted 2011 results were then adjusted to increase revenue each year by 14% to reflect possible future acquisitions and growth in the expected Medicare Advantage patient population and to decrease EBITDA margin by 1% in 2012 and 0.50% for each subsequent year through 2016 in order to take into account expected downward pressure on Medicare Advantage reimbursement rates as described elsewhere in this prospectus. In addition, HCP used historically based assumptions with respect to certain balance sheet and cash flow forecasts, including with respect to the percentage of revenue in accounts receivable and medical claims and capital expenditures. The forecasts did not attempt to take into account a variety of detailed assumptions, or other matters that have changed since the preparation of the forecasts in 2011 or otherwise changed with the passage of time, including HCP’s actual 2011 financial results, any 2011 year-end adjustments for incurred but not reported claims which are analyzed and

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made during the first quarter of the subsequent year, contributions from any specific acquisitions completed by HCP in the second half of 2011, detailed market or line of business specific projections, any positive or negative impact to HCP from potential regulatory changes to the calculation methodology of Medicare Advantage reimbursement rates or effects from possible legal or regulatory challenges to the Health Reform Acts, or the positive or negative effects of any new market entries by HCP. The actual results of HCP could differ materially from the forecasts. Among the factors that could cause the actual results to differ materially from the forecasts are the factors discussed under "Risk Factors" beginning on page 38. See also "Cautionary Statement Regarding Forward-Looking Statements." You are strongly cautioned not to place unwarranted reliance on the forecasts.

DaVita's review of the forecasts was only part of a larger, preliminary, due diligence process and such forecasts did not play a significant role in the DaVita Board's deliberations for several reasons, including, most notably, the time elapsed between the preparation of the forecasts and the execution of the Merger Agreement and the fact that the DaVita Board's deliberations focused on the growth opportunities in HCP's industry and the potential for capitalizing on complementary models following the Merger. The forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential transaction. Furthermore, the forecasts do not take into account the Merger or the financial and other effects of the Merger, and do not attempt to predict or suggest future results of the combined company.

HCP Income Statement Projection

	2011	2012	2013	2014	2015	2016
			(dollars in millions)			
Total Revenues	$2,345.4	$2,673.8	$3,048.1	$3,474.8	$3,961.3	$4,515.9
Total Expenses	1,907.0	2,170.1	2,512.2	2,889.3	3,322.0	3,799.4
Earnings of JV	9.4	10.3	11.3	12.4	13.7	15.1
Operating Income	447.8	503.7	535.9	585.5	639.3	716.5
Tax Expense[1]	(52.5)	(59.0)	(62.8)	(68.6)	(74.9)	(83.9)
Net Income (unadjusted)	386.7	431.0	461.3	506.5	553.8	635.5
Adjusted EBITDA[2]	$ 488.9[3]	$ 530.6	$ 574.4	$ 637.5	$ 706.9	$ 783.3

HCP Cash Flow Projection

	2011	2012	2013	2014	2015	2016
			(dollars in millions)			
Operating Activities:						
Net Income	386.7	431.0	461.3	506.5	553.8	635.5
Depreciation & Amortization	32.5	26.9	38.5	52.0	67.6	66.8
Changes in Operating Assets/Liabilities	11.7	23.0	26.2	29.9	34.1	38.8
Operating Cash Flow	430.9	480.9	526.0	588.3	655.5	741.2
Investing Activities:						
Capital Expenditures	(22.1)	(33.0)	(36.3)	(39.9)	(43.9)	(48.3)
Acquisitions	(40.0)	(75.7)	(79.5)	(114.4)	(126.0)	(138.6)
Other (e.g., purchase or sale of securities)	4.7	—	—	—	—	—
Investing Activities	(57.4)	(108.7)	(115.8)	(154.4)	(170.0)	(187.0)
Financing Activities:						
Debt/Capital Lease Payments	353.0	(29.3)	(29.3)	(43.9)	(453.4)	(0.0)
Change in Long Term Liabilities and Other Assets	0.0	15.2	17.4	19.8	22.6	25.7
Tax Distributions/Repurchase of Units	(696.8)[4]	(231.7)	(246.5)	(269.3)	(294.1)	(329.6)
Financing Activities	(343.8)	(245.7)	(258.4)	(293.4)	(724.9)	(303.8)

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(1)	Includes taxes paid at subsidiary level. HCP is taxed as a partnership, for which HCP makes partnership distributions.
(2)

Adjusted EBITDA is defined as net income attributable to HCP before income taxes, net debt expense, depreciation and amortization, stock-based compensation, and any impairment charges. Adjusted EBITDA is not a measure of operating performance computed in accordance with GAAP and should not be considered in isolation or as a substitute for operating income, net income, cash flows from operation, or other statement of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity.

(3)

In December 2011, HCP management informed members of DaVita management that, based in part on results through October 2011, Adjusted EBITDA for 2011 was then forecasted to be approximately $509.0 million.

(4)	Includes $587.0 million relating to the January 2011 repurchase of Class A Preferred Units from investment funds affiliated with Summit Partners, LP.

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